GLG LIFE TECH CORPORATION

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of shareholders of GLG Life Tech Corporation (the “Corporation”) will be held at the Pan Pacific Vancouver, Canada Place, Vancouver, British Columbia, V6C 3B5 at 9:00 a.m. (Pacific time) on Friday, June 25, 2010 for the following purposes:

1.	To receive the report of the directors of the Corporation;

2.	To receive the audited financial statements of the Corporation for the financial year ended December 31, 2009 and accompanying report of the auditor;

3.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of the Corporation for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

4.	To set the number of directors of the Corporation at seven;

5.	To elect the directors of the Corporation for the ensuing year; and

6.	To transact such other business as may properly come before the Meeting.

Accompanying this Notice of Meeting are: (1) an Information Circular; (2) a form of proxy and notes thereto; and (3) a reply card for use by shareholders who wish to receive annual and/or interim financial statements of the Corporation.

If you are a registered shareholder of the Corporation and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Computershare Investor Services Inc., at its Toronto office, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 by 9:00 a.m. (Pacific time) on Wednesday June 23, 2010 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

If you are a non-registered shareholder of the Corporation and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia May 17, 2010.

GLG LIFE TECH CORPORATION

“Brian Meadows”

Brian Meadows
Chief Financial Officer